Ex12a
                                  IDACORP, Inc.
                          Consolidated Financial Information
                 Supplemental Ratio of Earnings to Fixed Charges


                                                                                                     Twelve Months
                                            Twelve Months Ended December 31,                              Ended
                                                 (Thousands of Dollars)                                March 31,

                                         1995         1996         1997         1998        1999          2000
Earnings, as defined:
  Income before  income taxes        $ 127,342   $  135,247   $  133,570    $ 133,806   $ 137,021    $ 156,396
  Adjust for distributed income of
  equity investees                      (2,058)      (1,413)      (3,943)      (4,697)       (837)      (4,734)
  Equity in loss of equity method
  investments                                0            0            0          458         435          311
  Minority interest in losses of
  majority owned subsidiaries                0            0            0         (125)        (37)        (212)
  Supplemental fixed charges, as
  below                                 72,826       73,018       72,208       72,496      74,800       75,160

  Total earnings, as defined         $ 198,110   $  206,852   $  201,835    $ 201,938   $ 211,382    $ 226,921

  Fixed charges, as defined:
  Interest charges                   $  56,456   $   57,348   $   60,761    $  60,677   $  62,975    $  63,210
  Preferred stock dividends of
  subsidiaries- gross up-IDACORP
  rate                                  12,834       12,079        7,891        8,445       8,313        8,430
  Rental interest factor                   925          991          982          801         955          968

  Total fixed charges                   70,215       70,418       69,634       69,923      72,243       72,608

  Supplemental increment to fixed
  charges*                               2,611        2,600        2,574        2,573       2,557        2,552

  Total supplemental fixed charges   $  72,826   $   73,018   $   72,208    $  72,496   $  74,800    $  75,160

  Supplemental ratio of earnings to
  fixed charges                         2.72 x       2.83 x       2.80 x       2.79 x      2.83 x        3.02x

  *Explanation of increment - Interest on the guaranty of American Falls
      Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.